Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 14 DATED FEBRUARY 27, 2015
TO THE PROSPECTUS DATED APRIL 15, 2014
This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2014, as supplemented by Supplement No. 13 dated January 15, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 14 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 14 is to disclose:

•	the status of our public offering; and
•	our recent acquisition of the Columns on Wetherington, a residential property located in Florence, Kentucky.
Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of February 24, 2015, we had received and accepted investors’ subscriptions for and issued 12,801,126 shares of our common stock in our public offering, resulting in gross offering proceeds of $190,990,864.
As of February 24, 2015, 53,961,334 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Columns on Wetherington
On February 26, 2015, we acquired from a third-party seller a fee simple interest in a 192-unit residential property located in Florence, Kentucky, commonly known as Columns on Wetherington, or the Wetherington property, through STAR Wetherington, LLC, or STAR Wetherington, a wholly-owned subsidiary of our operating partnership. With the acquisition of this property, we have invested over $290 million in eight properties in six states with 2,687 apartment homes. Our first seven properties were acquired in 2014; we have purchased one property to date in 2015.
STAR Wetherington acquired the Wetherington property for an aggregate purchase price of $25,000,000 excluding closing costs. STAR Wetherington financed the payment of the purchase price for the Wetherington property with: (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $17,500,000 from Berkadia Commercial Mortgage LLC, pursuant to the requirements of the Fannie Mae Multifamily Delegated Underwriting and Services Loan Program.
An acquisition fee of approximately $262,700 was earned by our advisor in connection with the acquisition of the Wetherington property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. A financing coordination fee of approximately $175,000 was earned by our advisor in connection with the financing of the Wetherington property.

The Wetherington property is a 192-unit residential community constructed on an approximately 17-acre site in 2002 and is comprised of 21 two- and three-story garden-style apartment buildings, 11 single-story garage buildings and a leasing office/clubhouse. The apartments at the Wetherington property consist of a mix of two and three bedroom units averaging 1,229 square feet per unit. Average in-place monthly rent at the Wetherington property was approximately $1,023 as of February 1, 2015. Unit amenities at the Wetherington property include nine-foot ceilings, private entryways, balconies and/or patios, built-in computer alcoves and bookcases, washer and dryer connections, extra storage and large floor plans. In addition, select units have attached garages. Property amenities at the Wetherington property include a clubhouse, fitness center, business center, resort-style pool with deck, laundry center, car care center with vacuum, outdoor basketball court, outdoor playground and putting green, detached garages and lake with fishing and community deck. Occupancy at the Wetherington property was 92.7% as of February 1, 2015. We have engaged Steadfast Management Company, Inc. to serve as the property manager and Pacific Coast Land & Construction, Inc. to serve as the construction manager for the Wetherington property.